Mail Stop 4561

April 28, 2009

J. Boyd Douglas
Chief Executive Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, Alabama 36695

Re: **Computer Programs and Systems, Inc.**
       Form 10-K for the fiscal year ended December 31, 2008
       Filed March 9, 2009
       File No. 000-47796

Dear Mr. Douglas:

        We have reviewed the above-referenced filing and have the following comments.
If indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

Overview, page 25

1.   Please expand your MD&A overview to provide a balanced, executive-level
      discussion that identifies the most important themes or other significant matters
      with which management is concerned primarily in evaluating the company's
      financial condition and operating results. This should include, but is not limited
      to, discussing economic or industry-wide factors relevant to you, and giving
      insight into material opportunities, challenges and risks, such as those presented

by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, we note your disclosure on page 2 that you are considering the potential impact of the American Recovery and Reinvestment Act of 2009. Consider discussing how the American Recovery and Reinvestment Act of 2009 and the move towards electronic health records will impact your business.

Item 8. Financial Statements and Supplementary Data, page 35

Management's Report on Internal Control Over Financial Reporting, page 36

2.   We note that your management's report on internal control over financial reporting does not include a statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308 of Regulation S-K has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K. In future filings, please include this disclosure in your management's report on internal control over financial reporting.

Notes to the Consolidated Financial Statements

Note 11. Commitments and Contingencies, page 54

3.   We note from your disclosures that you are contingently liable as guarantor on a lease obligation between Solaris Healthcare and Winthrop. We further note that you recorded approximately $2.1 million in revenue from the sale to Winthrop. Please explain to us how you determined that these fees are fixed or determinable in order to recognize revenue. Tell us whether you have a standard business practice of entering into similar arrangements and tell us whether you have a history of providing refunds or concessions to customers. See the AICPA TPAs 5100.61 to 5100.63.

Item 9A. Controls and Procedures, page 57

4.   We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures "are effective in timely alerting them to material information relating to the Company that is required to be included in [y]our periodic Securities and Exchange Commission filings." This conclusion does not provide the entire definition of disclosure controls and procedures. Please confirm, if true, that your officers concluded as of the end of the period covered by the report, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange

Commission's rules, and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, you may conclude that your disclosure controls and procedures are effective or ineffective by including the entire definition of disclosure controls and procedures, or by referencing Rule 13a-15(e) without including any part of the definition.

Item 11. Executive Compensation, page 58

Incorporated by Reference to Definitive Proxy Statement Filed April 6, 2009

Compensation Discussion and Analysis

Commissions, page 12

5.   We note your disclosure that Mr. Schneider is compensated in part through the payment of commissions based on the amount of profit generated from the sales of new software systems, hardware and business management services, to new and existing customers. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

Bonuses, page 13

6.   Please explain how your Compensation Committee determined the amount of the discretionary cash bonus awarded to Mr. Douglas.

Item 13. Certain Relationships and Related Transactions, and Director Independence,
page 59

Incorporated by Reference to Definitive Proxy Statement Filed April 6, 2009

Certain Relationships and Related Party Transactions

Policy for the Review and Approval of Related Party Transactions, page 23

7.   We note that you have a policy regarding the review and approval of related
        person transactions. In future filings, please include a statement of whether such
        policies and procedures are in writing and, if not, how such policies and
        procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or, Chris Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief